UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 1

WHITE MOUNTAINS INSURANCE GROUP, LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Managing Director and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone:  (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$57,300.00

*
Estimated for purposes of calculating the amount of the filing fee only.  This calculation assumes the purchase of a total of 1,000,000 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd., at the tender offer price of $500 per Share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $57,300.00	Filing Party: White Mountains Insurance Group, Ltd.
Form or Registration No.: Schedule TO	Date Filed: February 24, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the “Company”) on February 24, 2012, relating to the offer by the Company, to purchase 1,000,000 of its issued and outstanding Common Shares, par value $1.00 per share (the “Common Shares” or the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $500 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2012 and in the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 1 through Item 12.

(1)  As of February 23, 2012, there were 7,458,040 Shares outstanding.

(2)  The list of transactions in the Shares effected by the Company or the Company’s directors, executive officers, affiliates or subsidiaries during the 60 days prior to February 24, 2012, is hereby amended to include the following:

●	On February 22, 2012, the Company issued 2,455 additional shares to members of management in satisfaction of performance share awards.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ J. Brian Palmer
Name: J. Brian Palmer
Title: Vice President and Chief Accounting Officer

February 29, 2012